United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 13, 2017

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them
This notification is made under article 10.1 of the Market Abuse Regulation (MAR) and relates to the vesting of an award granted under the terms of the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan (“2010 Plan”) on behalf of a person discharging managerial responsibilities. This announcement is made in accordance with article 19.3 of MAR.

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Damian Gammell
2.	Reason for notification
a)	Position / status	Chief Executive Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition following the automatic vesting of 19,500 Restricted Stock Units (“RSUs”) granted under the terms of the 2010 Plan, resulting in the issue of 19,500 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	19,500

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 19,500 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	12 October 2017

f)	Place of the transaction	New York Stock Exchange
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 9,330 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the vesting of the 19,500 RSUs on 12 October 2017
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $41.600	500
		USD $41.610	300
		USD $41.620	200
		USD $41.630	300
		USD $41.640	440
		USD $41.650	500
		USD $41.660	300
		USD $41.665	110
		USD $41.670	460
		USD $41.675	100
		USD $41.680	300
		USD $41.685	190
		USD $41.690	600
		USD $41.700	600
		USD $41.705	100
		USD $41.710	1,460
		USD $41.720	600
		USD $41.730	295
		USD $41.735	100
		USD $41.740	855
		USD $41.750	410
		USD $41.755	400
		USD $41.760	210

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 9,330 Ordinary Shares Aggregated Price: USD $41.691 per share
e)	Date of the transaction	13 October 2017
f)	Place of the transaction	New York Stock Exchange

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: October 13, 2017	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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